POSCO plans to hold 2013 CEO Forum for the Fiscal Year 2012 Earning Results as follows:

1. Agenda

• Fiscal Year 2012 Earning Results

• Business Plan for the Fiscal Year 2013 and Q&A Session

2. Date and Time

January 29, 2013, 4:00 PM (KST)

3. Venue

Korea Exchange, Conference Room (1st Floor)

4. Participants

Analysts, Institutional Investors and Press

5. CEO Forum for Overseas Investors

• North America (February 22)

• Local time